UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)


                            Petroleum Helicopters, Inc.
______________________________________________________________________________
                                  (Name of Issuer)

                        Voting Common Stock, $.10 par value
______________________________________________________________________________
                           (Title of Class of Securities)

                                   716604  10  3
______________________________________________________________________________
                                    (CUSIP Number)

                                  Carroll W. Suggs

      Petroleum Helicopters, Inc.,  5728 Jefferson Highway, P.O. Box 23502,
                                 Harahan, LA 70183
______________________________________________________________________________
          (Name,  Address  and  Telephone Number of  Person  Authorized  to
                         Receive Notices and Communications)

                                 February 27, 1995
              (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

          Check  the following box  if  a  fee  is  being  paid  with  this
          statement       .   (A  fee  is  not  required only if the filing
          person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six Copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              No Exhibit Index Included

                                                          Page 2 of 5 Pages

          CUSIP No. 676269-10-3

______________________________________________________________________________

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Carroll Wilson Suggs     SS#
______________________________________________________________________________

               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a) ........................................      _____
                    (b) ........................................      _____
______________________________________________________________________________

               3)   SEC Use Only

______________________________________________________________________________

               4)   Source of Funds*

                    N/A
______________________________________________________________________________

               5)   Check  Box  if   Disclosure  of  Legal  Proceedings  is
                    Required pursuant to Items 2(d) or 2(e)

______________________________________________________________________________

               6)   Citizenship or Place of Organization - United States

______________________________________________________________________________


             Number of        7)  Sole Voting Power ............  1,448,195
            Shares Bene-      ________________________________________________
              ficially
              Owned by        8)  Shared Voting Power ..........     28,385
           Each Reporting     ________________________________________________
               Person
                With          9)  Sole Dispositive Power .......  1,448,195
                              ________________________________________________

                              10)  Shared Dispositive Power ....     28,385

______________________________________________________________________________

               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person ...........................  1,476,580
______________________________________________________________________________

               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares (See Instructions) .
______________________________________________________________________________

               13)  Percent of Class Represented by Amount
                    in Row 11 ..................................      51.5%
______________________________________________________________________________

               14)  Type of Reporting Person (See Instructions)..IN, OO
                                                  (Executrix and Trustee)

                                                          Page 3 of 5 Pages

          Item 1.   Security and Issuer.
______________________________________________________________________________

               Item 1(a) Title of Class of Securities:
                         $.10 Voting Common Stock, par value per share

               Item 1(b) Name  and  Address of Issuer's Principal Executive
                         Office:
                         Petroleum Helicopters, Inc.
                         5728 Jefferson Highway
                         P.O. Box 23502
                         Harahan, Louisiana 70183

          Item 2.   Identity and Background.

               Item 2(a) Name of Reporting Person:
                         Carroll W. Suggs

               Item 2(b) Address of Business:
                         Petroleum Helicopters, Inc.
                         5728 Jefferson Highway
                         P.O. Box 23502
                         Harahan, Louisiana 70183

               Item 2(c) Employment Information:
                         Chairman of the Board, President and Chief Executive Officer, Petroleum Helicopters, Inc., 5728 Jefferson Highway, P.O. Box 23502, Harahan, Louisiana 70183
                         (helicopter transportation)

               Item 2(d) The Reporting Person has not  been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

               Item 2(e) The  Reporting  Person has not been a party  to  a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws during the past five years.

               Item 2(f) Citizenship:
                         United States of America

          Item 3.   Source and Amount of Funds or Other Consideration.

                         Not Applicable.


          Item 4.   Purpose of Transaction.

                         Not Applicable.

                                                          Page 4 of 5 Pages


          Item 5.   Interest in Securities of the Issuer.

               Item 5(a) Amount   of  Shares  Beneficially  owned:1,476,580
                         (51.5%)

               Item 5(b) Number of Shares as to which Reporting Person has:

                    i)   Sole power to vote or to direct the vote:1,448,195

                    ii)  Shares power to vote or to direct the vote: 28,385

                    iii) Sole power to dispose or to direct the disposition
                         of:                                      1,448,195

                    iv)  Shares  power   to   dispose   or  to  direct  the
                         disposition of:                             28,385

                    The Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of 12,727, 9,689 and 5,969 shares of Voting Common Stock with respectively, Carroll Wilson Suggs, Robert L. Suggs, Jr. and Frank A. Suggs, her three children. All three children reside at 329 West Livingston Place, Metairie, Louisiana 70003 and are full-time students. None of the children has been a party to a criminal or civil proceeding during the past five years. The children are citizens of the United States of America.

               Item 5(c) Transactions:

                    On February 27, 1995, ONI International, Inc. ("ONI"), a corporation majority owned and controlled by the Reporting Person, individually and as trustee for certain trusts for her three children, sold 413,308 shares of Voting Common Stock of the Issuer for $10.50 per share to the Issuer in a privately negotiated sale.

               Item 5(d) Other  party  with  right  to  receive  or  direct receipt of dividends or proceeds:

                    ONI has the power to direct the receipt of the proceeds from the sale of the 413,308 shares of Voting Common Stock.

               Item 5(e) Date  Reporting  Person ceased to beneficially own more than 5% of shares:

                    Not Applicable.


          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer.

                    NONE

          Item 7.   Material to be Filed as Exhibits.

                    NONE

                                                          Page 5 of 5 Pages

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  March 8, 1995


                                 /s/ Carroll W. Suggs
                              ____________________________________________
                              Carroll W. Suggs, Individually, as Executrix
                                           and as Trustee, by
                                 Carroll Wilson Suggs, Attorney-in-Fact

                              GENERAL POWER OF ATTORNEY


          STATE OF LOUISIANA

          PARISH OF JEFFERSON


               BE IT KNOWN AND REMEMBERED that before the undersigned Notary Public personally came and appeared Carroll W. Suggs ("Grantor"), who acknowledged before me on this day and who further declared and said that she does hereby appear for the purpose of making, naming, ordaining, constituting and appointing Carroll Wilson Suggs ("Attorney"), as her true and lawful agent and attorney-in-fact, general and special, hereby giving and granting unto Attorney full power and authority for Grantor and in her name, place and stead, in any and all capacities to do and perform the following things and acts or any of them from the date hereof until March 15, 1995:

               1. To conduct, manage and transact all and singular the affairs, business and concerns of whatever nature or kind, without exception or reservation whatsoever;

               2. To execute and deliver such contracts, agreements, documents, certificates, stock powers, instructions or other instruments, for and on behalf of Grantor, whether in Grantor's individual capacity or in Grantor's capacity as trustee of each of (a) the trust created under the will of Robert Leslie Suggs for the benefit of Carroll W. Suggs, income beneficiary, and Carroll Wilson Suggs, principal beneficiary, (b) the trust created under the will of Robert Leslie Suggs for the benefit of Carroll W. Suggs, income beneficiary, and Robert Leslie Suggs, Jr., principal beneficiary, and (c) the trust created under the will of Robert Leslie Suggs for the benefit of Carroll W. Suggs, income beneficiary, and Frank Alfred Suggs, principal beneficiary;

               3. To open all letters of correspondence addressed to Grantor and to answer the same;
               4. To make and endorse promissory notes in the name of Grantor and draw, endorse and accept bills of exchange;

               5. To make checks and draw money out of any bank or banks where the same may have been deposited in the name, or for the account of Grantor;

               6. To deposit drafts, bills of exchange, acceptances and promissory notes or other obligations, for collection in any bank or banks, or corporations or other juridical entities owned by Grantor or in which Grantor has or may have an interest, and receive and receipt for dividends and distributions due or to become due thereon;

               7. To pledge any and all shares of the capital stock of any bank or banks, or corporations or other entities, owned by Grantor or in which Grantor has an interest;

               8. To make and give any promissory note or notes, which may be necessary from time to time for the renewal of same;

               9. To attend any and all meetings of creditors wherein the Grantor may be concerned or may be interested, and vote in Grantor's name on all questions and cases that may be submitted to such meeting;

               10. To attend any and all meetings of the shareholders of any bank or banks or corporations or other entities, wherein the Grantor may be interested, and vote in her name on all questions and cases that shall or may be submitted at such meetings;

               11. To borrow money from any bank or banks, or other financial institutions on the promissory notes or obligations of Grantor drawn by her or Attorney or those of others that shall or may come into the hands of Attorney for the use of the Grantor and make other promissory notes or obligations, from time to time, for the renewal of all such or any part thereof;

               12. To sell, transfer and convey or to mortgage and encumber any and all parts of the immovable, movable or mixed property of Grantor, and to receive the price thereof, also to purchase immovable, movable, or mixed property in the name of Grantor on such terms and conditions as Attorney shall think fit, and to lease, let or hire any and all parts of the immovable property belonging to Grantor, and receive and receipt for the rent thereof as the same shall become due and for the full execution of the purposes aforesaid, to make, sign and execute in the name of the Grantor all juridical acts whether of sale, mortgage lease, release, contract, compromise, covenant, deed, agreement or whatever, that shall or may be requisite or necessary, and bind the Grantor thereby as firmly as if the same were or had been Grantor's own proper acts and deeds;

               13. To receive and attend to all shipments or consignments of produce, goods, wares or merchandise, that shall or may be made to Grantor either for Grantor's own account and risk, or that of others, and to pursue the instructions of the owners, shippers, or others interested therein, relative thereto;

               14. To receive and acknowledge notices of protest of all or any bills, drafts, promissory notes, to which Grantor may be a party, and to act for the Grantor and be her substitute in all cases wherein Grantor may be appointed the agent or attorney-in-fact of others;

               15. To ask, demand, have, take, and by all lawful ways and means to recover and receive of and from all and every person and persons, whomsoever, or any juridical entity or entities, all and every such sum or sums of money, goods, debts, property and effects whatsoever, as now is, or are or may hereafter be in his, her, their or its custody or possession, due, owning, coming or belonging to the Grantor, whether by bond, bill, note, book-debt, account, consignment, bequest, inheritance, or for and by what other reason or means whatsoever and, to that end, with whom it may concern, to adjust and settle all accounts, and upon recovery and receipt in the premises to make and give good and sufficient discharge and acquittance; and

               16. To appear before all courts of law, there to do, sue, prosecute and defend, as occasion may dictate or require, or to settle, release, compromise, compound and agree in the premises, by suit, arbitration, mediation or otherwise, as Attorney in her sole discretion may see fit, and to apply for and obtain any and all attachments, sequestrations, executions of judgment, injunctions, appeals and all necessary writs in the premises, give the required security and bond, and sign any and all necessary papers and documents in connection therewith.

               Grantor further authorizes and empowers Attorney to do and perform any and every act, matter, and thing whatsoever, as shall or may be requisite and necessary in order to effectuate the purposes for which this General Power of Attorney is granted, as fully and with like effect as if Grantor had been present and had done any such thing, performed any such act, or signed any such document, Grantor hereby ratifying and confirming any and all such things done by Attorney prior to the date hereof and adopting them as its own act and deed.

               Grantor further expressly stipulates that any ambiguities that may arise in the interpretation hereof shall be liberally construed so as to effectuate the purposes hereof and to validate all things done by Attorney in furtherance hereof.

               IN WITNESS WHEREOF, the undersigned has executed this General Power of Attorney on this 24th day of February, 1995.


                                              /s/ Carroll W. Suggs

                                                  Carroll W. Suggs

          Sworn to and subscribed before me
          this 24th day of February, 1995.



                NOTARY PUBLIC